                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                               LOTUS PACIFIC, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   545714-10-7
                                 (CUSIP Number)

                   T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.
                    RM. 1102, 11/F CHINACHEM TSUEN WAN PLAZA
                              457 CASTLE PEAK ROAD
                                 TSUEN WAN, N.T.
                                HONG KONG, CHINA

                                    Copy to:

                             CHARLES J. CONROY, ESQ.
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 25, 2001
             (Date of Event Which Requires Filing of This Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of 13(d)-1(g), check the following box /X/
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545714-10-7                13D                       Page 2 of 4 Pages

    1        NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              Huizhou Municipal Government

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)   [  ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Huizhou, Guangdong Province, People's Republic of China
                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF
                    SHARES                 8        SHARED VOTING POWER
                 BENEFICIALLY
                   OWNED BY                         0
                     EACH
                  REPORTING                9        SOLE DISPOSITIVE POWER
                    PERSON
                     WITH                           9,606,671
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES    [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              OO

CUSIP No. 545714-10-7                 13D                      Page 3 of 4 Pages

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               TCL Holdings Co., Ltd.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                 [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Huizhou, Guangdong Province, People's Republic of China
                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF                8        SHARED VOTING POWER
                    SHARES
                 BENEFICIALLY                       0
                   OWNED BY
                     EACH                  9        SOLE DISPOSITIVE POWER
                  REPORTING
                    PERSON                          9,606,671
                     WITH
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 545714-10-7                 13D                      Page 4 of 4 Pages

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) T.C.L. Industries Holdings (H.K.) Co., Ltd.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                  (b) [ ]
     3        SEC USE ONLY

     4        SOURCE
              OO

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 20(e)                 [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Hong Kong, People's Republic of China

                                           7        SOLE VOTING POWER
                                                    9,606,671
                  NUMBER OF                8        SHARED VOTING POWER
                    SHARES
                 BENEFICIALLY                       0
                   OWNED BY
                     EACH                  9        SOLE DISPOSITIVE POWER
                  REPORTING
                    PERSON                          9,606,671
                     WITH
                                           10       SHARED DISPOSITIVE POWER
                                                    0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,606,671

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.98%

     14       TYPE OF REPORTING PERSON

              CO

             This Amendment No. 2 ("Amendment No. 2") amends the statement of beneficial ownership on Schedule 13D filed on April 25, 2001, as amended (the "Schedule 13D") by and on behalf of the Huizhou Municipal Government (the "Huizhou Government"), TCL Holdings Co., Ltd., a Huizhou, People's Republic of China ("PRC") corporation ("Holdings"), and T.C.L. Industries Holdings (H.K.) Co., Ltd., a Hong Kong, PRC corporation ("TCL", and together with the Huizhou Government and Holdings, the "Reporting Persons"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Lotus Pacific, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

             Item 4 of Schedule 13D is amended and restated as follows:

       TCL acquired the Shares in the belief that the Shares were undervalued and represented a favorable investment opportunity. However, because it was taking such a large stake in the Company (14.98%), during the negotiation of the Share Exchange Agreement, TCL felt that it needed representation on the Board of Directors of the Company (the "Board") in order to have direct input into the Company's policies and future direction. The Company placed TCL's nominee, Mr. Li Dong Sheng, Chairman of the Board of TCL, on the slate of nominees that was eventually elected to the Board at the Company's 2000 Annual Meeting of Stockholders. Following Mr. Li's resignation as a director of the Company on June 5, 2000, the Company agreed to replace Mr. Li with another TCL nominee, Mr. Yan Yong. However, despite TCL's repeated requests, and the Company's assurances, more than ten months have passed and the Company has still not placed Mr. Yan on the Board. Further, as indicated in the preliminary proxy statement filed by the Company on April 19, 2001, in connection with its 2001 Annual Meeting of Stockholders (the "Annual Meeting"), Mr. Yan is not one of the Company's nominees for election to the Board of the Company at the Annual Meeting. TCL notes that subsequent to our public announcement that we were actively considering taking action at the Annual Meeting, the Company has postponed indefinitely the Annual Meeting.

         As the second largest stockholder of the Company, TCL believes that the Board's inaction is unacceptable and constitutes hostile action toward a major stockholder. TCL sees such inaction as an example of the Board's desire to entrench itself and maintain control of the Company. This is especially the case when viewed in light of the Company's languishing stock price. From the date of the Share Exchange Agreement to TCL's public announcement that we were actively considering taking action at the Annual Meeting, the share price of the Common Stock has fallen more than 95 percent, from $12.38 to $0.60. Although the Company announced on November 20, 2000 its first-ever operating profit for its 2001 fiscal first quarter, the share price of the Common Stock has fallen since that date by 80 percent, and according to subsequent filings made by the Company with the Securities and Exchange Commission, the Company has experienced operating losses for both the fiscal second and third quarters. TCL believes that the downward trend in financial performance coupled with the poor performance of the Common Stock clearly demonstrates that whatever the Board's strategy for improving stockholder value may be, it is not working.

         Because TCL is not satisfied with the performance of the Common Stock or the Company's response to its repeated requests for representation on the Board, it feels it has no other choice but to ask stockholders of the Company to consent to take action now in the face of further delay resulting from the Company's indefinite postponement of the Annual Meeting. Accordingly, on May 25, 2001, TCL filed preliminary consent solicitation materials with the Securities and Exchange Commission to the effect that TCL has proposed to replace the current Board with its own slate of nominees and will solicit consents in favor of the removal of the Board and the election of such nominees. TCL's preliminary consent solicitation materials also provide that TCL has proposed certain amendments to the By-Laws of the Company so that the newly-elected Board has a fair opportunity to implement the changes necessary to bring about an improvement in the performance of the Common Stock and to enhance shareholder value, and will solicit consents in favor of such amendments. To this end, TCL will communicate with other stockholders of the Company in order to determine if other stockholders will support TCL's views and nominees.

         Subject to applicable legal requirements and the factors referred to herein, the Reporting Persons may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares or to sell shares, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Person's business, and general economic, financial and stock market conditions. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and, to the knowledge of the Reporting Persons, each of the persons listed on Annex 1 to this Statement may make the same evaluation and may have the same reservation.

         Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in (a) - (j) of Item 4 of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


May 30, 2001


                                  HUIZHOU MUNICIPAL GOVERNMENT
                                  By:  /s/ Li Dong Sheng
                                       --------------------------------
                                  Name:    Li Dong Sheng
                                  Title:   Authorized Representative

                                  TCL HOLDINGS CO., LTD.

                                  By: /s/ Li Dong Sheng
                                      --------------------------------
                                  Name:   Li Dong Sheng
                                  Title:  Chairman of the Board

                                  T.C.L. INDUSTRIES HOLDINGS (H.K.) CO., LTD.
                                  By: /s/ Li Dong Sheng
                                      --------------------------------
                                  Name:   Li Dong Sheng
                                  Title:  Chairman of the Board